February 8, 2019

By EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Michael Fay
  Amanda Ravitz

Re:	ACM Research, Inc. Registration Statement on Form S-3 File No. 333-228734 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ACM Research, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-228734) (as amended, the “Registration Statement”), so that it may become effective at 5:00 p.m. Eastern time on February 12, 2019, or as soon thereafter as practicable.

Please do not hesitate to contact our legal counsel, Mark L. Johnson, at (617) 261-3260, if you have any questions or would like additional information regarding this matter.

* * *

Sincerely,

ACM Research, INC.

By:	/s/ David H. Wang
David H. Wang
Chief Executive Officer and President

cc:	Lisa Feng, ACM Research, Inc. Mark L. Johnson, K&L Gates LLP